Free Writing Prospectus (FWP)

Filed Pursuant to Rule 433

Registration Statement No. 333-220240

Québec

US$1.5bn 4.500% Global Notes Series RD due September 8, 2033 - Final Pricing Term Sheet

August 31st, 2023

Issuer:	Québec

Existing Long-Term Issuer Ratings:*	Aa2/AA-/AA- (Moody’s/S&P/Fitch)

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	US$1,500,000,000

Trade Date:	August 31st, 2023

Settlement Date:	September 8th, 2023 (T+5)

Maturity Date:	September 8th, 2033

Interest Payment Dates:	March 8th and September 8th of each year, starting March 8th, 2024

Benchmark Treasury:	UST 3.875% due August 15th, 2033

UST Spot (price, yield):	98-08+ / 4.089%

Spread to Benchmark Treasury:	+45.9 bps

Spread to Mid Swaps:	+72 bps

Re-Offer Yield:	4.548%

Coupon:	4.500% payable semi-annually

Re-Offer Price:	99.618%

Total Proceeds:	US$1,494,270,000

Fees:	0.175%

All-In Price:	99.443%

All-In Yield:	4.570%

Net Proceeds:	US$1,491,645,000

Day Count:	30/360

Minimum Denomination:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market. This market is not a regulated market for purposes of the Markets in Financial Instruments Directive (Directive 2014/65/EU, as amended) (MiFID II). This admission may be completed following settlement on a reasonable effort basis

Governing Law:	Québec and Canada

Prospectus and Prospectus Supplement	Prospectus dated September 11th, 2017 and Preliminary Prospectus Supplement filed on August 31st, 2023 https://www.sec.gov/Archives/edgar/data/722803/000119312523225719/d544110d424b3.htm

Joint Lead Managers and Bookrunners:	BofA Securities, Inc. BMO Capital Markets Corp. HSBC Bank plc National Bank of Canada Financial Inc. TD Securities (USA) LLC

Billing and Delivering:	BMO Capital Markets Corp.

CUSIP / ISIN:	748148SE4 / US748148SE43

UK MiFIR Target Market:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at https://www.sec.gov/edgar/browse/?CIK=722803. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or BMO Capital Markets Corp. toll-free at 1-866-864-7760 or HSBC Bank plc at +44 20 7991 8888 or National Bank of Canada Financial Inc. toll-free at 1-833-479-7982 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

Other: ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.